

January 28, 2014

Via E-mail
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

    **RE:**    **Huixin Waste Water Solutions, Inc.**
                **Form 10-K for the Year Ended December 31, 2012**
                **Filed March 29, 2013**
                **Response Letter Dated January 9, 2014**
                **File No. 0-52339**

Dear Mr. Lui:

We have reviewed your response letter dated January 9, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 2. Properties page 34

1.      We note that you have not provided to our engineer the supplemental information requested in comment six in our letter dated December 19, 2013. Please provide the requested information as soon as possible. Please understand that we will need adequate time to review the supplemental information before fully addressing your response to this comment.

Mr. Tin Nang (Chris) Lui
Huixin Waste Water Solutions, Inc.
January 28, 2014
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 51

Results of Operations, page 55

2.      We have reviewed your response to prior comment nine from our letter dated December 19, 2013.  As we previously requested, please also enhance your discussion of cost of revenue in future annual and quarterly filings to quantify the average costs per ton sold for water purifying agents and HAC Powder during each period presented.  Please disclose and discuss the underlying reasons for changes in such amounts.  Please show us what your revised MD&A will look like.

3.      We have reviewed your response to prior comment ten from our letter dated December 19, 2013.  Please further enhance your disclosures in future annual and quarterly filings regarding the reasons for changes between periods for each segment.  In circumstances where more than one factor results in a change, please quantify the incremental impact of each factor.  For example, your proposed disclosure related to Income from operations for the Guangdong Huixin segment states the decrease was "primarily due to increase of payroll expenses due to increase of [your] head count and pay increase, increase of rent expenses and increase in sponsorship for Champion of the Earth Award [you] entered into with the United Nations Environment Program ("UNEP") during the year of 2012, which offset by the increase in gross profit from sales."  It is unclear how much each factor contributed to the decrease in Income from operations for the Guangdong Huixin segment.  This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations.  Please revise accordingly and show us what your revised MD&A will look like.

Consolidated Financial Statements

(5) Deposit for mining right acquisition, page F-21
(13) Subsequent event, page F-30

4.      We have reviewed your response to prior comment 17 from our letter dated December 19, 2013.  Please more fully explain to us, and enhance your  proposed disclosures in future filings to address, the specific nature of the "minimal operations" that were being conducted at the Aluminum Bauxite mining right located in Guizhou Province, PRC prior to your acquisition.  Also, please more fully explain to us, and enhance your proposed disclosures in future filings to address, how you will assess your mineral rights for impairment.  Based on your proposed disclosures it is not clear to us what you will compare the carrying value to or how you will determine that amount.

Item 10. Directors, Executive Officers and Corporate Governance, page 61

Employee Agreements, page 64

5.      We note your response to comment 12 in our letter dated December 19, 2013 regarding Mr. Lui's renewed employment agreement.  In the future and to the extent applicable, please also consider the applicability of Item 5.02(e) of Form 8-K.

Item 11. Executive Compensation, page 66

Compensation of Directors, page 67

6.      We note your supplemental disclosure in response to comment 14 in our letter dated December 19, 2013.  We also note footnote (2) disclosure regarding the fees paid to Ms. Du "in connection with services provided to [y]our Operating Companies as a financial manager."  Please ensure to disclose the fees paid to Ms. Du under the "All other compensation" column in accordance with Item 402(r)(2)(vii)(F) of Regulation S-K.  To the extent that these services are performed pursuant to a written consulting agreement, please have it filed as an exhibit with your next periodic report.

7.      Given that Mr. Levinson's director fees exceed Mr. Zheng's by $10,000, in future filings please consider the disclosure requirements of Item 402(r)(3)(ii) of Regulation S-K which require disclosure of differences in compensation arrangements of directors.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters.  Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief